UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2019

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

4677 Old Ironsides Drive, Suite 190
Santa Clara, CA 95054
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Other Information

On December 30, 2019, SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) announced the amendment of certain redemption feature of the Convertible Promissory Note (the “Note”) previously made by SPI Energy in favor of Iliad Research & Trading, L.P. (the "Lender") on May 28, 2019, with a principal amount of $1,331,500.

Beginning November 28, 2019, the Lender had the right to redeem up to $200,000 of the Note per calendar month, and the Lender submitted such an election in December 2019. At the Company’s election, payment of each redemption may be made in cash or by SPI Energy’s ordinary shares. In accordance with the amendment, the parties agreed that the Lender would cancel the December 2019 redemption request and would not make a redemption request until January 2020 and that the maximum monthly amount that the Lender may redeem in January, February and March 2020 will be $300,000 (the “Maximum Monthly Redemption Amount”) instead of $200,000. Any portion of the Maximum Monthly Redemption Amount that is not redeemed in a given month may be redeemed in the following month or months.

As previously announced, in the event that SPI Energy elects to pay the redemption amount in shares, the conversion price will the lesser of (a) the Lender Conversion Price of $10 per share, and (b) the market price of the ordinary shares, which will be equal to 80% of the lowest closing trade price during the ten trading days immediately preceding the applicable measurement date. In the event that SPI Energy is unable to pay for the redemption with its ordinary shares, the Company would be required to repay any redemption in cash.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated December 30, 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2019

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chief Executive Officer

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